

Mail Stop 7010

December 20, 2007

Timothy B. Murphy
Chief Financial Officer
Investors Capital Holdings, Ltd.
230 Broadway E.
Lynnfield, Massachusetts 01940

> **Re:** **Investors Capital Holdings, Ltd.**
> **Form 10-K for Fiscal Year Ended March 31, 2006**
> **File No. 1-16349**

Dear Mr. Murphy:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief